

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2023

Kai-Shing Tao
Chief Executive Officer
Remark Holdings, Inc.
800 S. Commerce St.
Las Vegas, NV 89106

> **Re: Remark Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 18, 2023**
> **File No. 333-269286**

Dear Kai-Shing Tao:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 18, 2023

Prospectus Summary, page 2

1. In your summary of risk factors, disclose the risks that your corporate structure and having the majority of your operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

General

2. We note you filed this registration statement in part to register the resale of shares of common stock which may be issued to Ionic upon conversion of the Debenture. Given that the shares underlying the Debenture have not yet been issued and Ionic does not appear to be irrevocably bound to purchase a set number of securities for a set purchase price that is not market-based, please provide your legal analysis of whether this component of the offering is a valid secondary offering. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 139.11 for guidance.

3. You state that the prospectus relates to the proposed resale by Ionic of an aggregate of 5,000,000 shares of common stock. Given that the number of shares that will be issued pursuant to the Debenture will only be determined upon conversion, there appears to be an indeterminate number of shares being registered for resale under the ELOC Purchase Agreement. In this regard, we note that the parties to the agreement have not agreed to the number of shares to be registered for resale under the agreement. Please tell us how you determined it is appropriate for the company to file this registration statement for the resale of securities to be issued in the private equity line financing. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.13 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Honghui Yu